Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:  (905) 841-2300
Fax:        (905) 841-2244
    Web: www.helixbiopharma.com

April 24, 2009
WKN: 918 846
NEWS RELEASE

HELIX BIOPHARMA TO PRESENT AT THE BIOFINANCE 2009 CONFERENCE

(AURORA, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP”) today announced that John Docherty, president and chief operating officer, will present at the BioFinance 2009 Investor Conference at 3:00 p.m. EDT on Wednesday, April 29, at The Toronto Marriott in Toronto.  Mr. Docherty will provide an overview of the company’s leading technology platforms, DOS47 and BiphasixTM, and its current product development programs, L-DOS47 and Topical Interferon Alpha-2b.  The slide show portion of the presentation will be posted on the Company’s website, www.helixbiopharma.com, on April 29, 2009.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy.  The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate.  Helix is listed on the TSX under the symbol “HBP”.

For further information contact:

Investor & Media Relations
Ian Stone	Robert Flamm, Ph.D.
Russo Partners LLC	Russo Partners LLC
Tel: (619) 814-3510	Tel: (212) 845-4226
Fax: (619) 955-5318	Email: robert.flamm@russopartnersllc.com
Email: ian.stone@russopartnersllc.com	www.russopartnersllc.com

This News Release contains certain forward-looking statements regarding the Company’s planned presentation at the BioFinance 2009 Investor Conference and the Company’s research and development initiatives, which statements can be identified by the use of forward-looking terminology such as “will”, “developing”, “April 29”, or comparable terminology referring to future events or results. Forward looking statements are statements about the future and are inherently uncertain, and Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including without limitation, the risk that the BioFinance presentation and the posting of the slide show portion of the presentation are subject to change or cancellation without notice; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed as a drug or otherwise commercialized; the need for additional research and development, the outcome of which is uncertain; the need for clinical trials, the occurrence and success of which cannot be assured; product liability and insurance risks; the risk of technical obsolescence; the need for regulatory approvals, which may not be obtained in a timely matter or at all; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition; Helix’s need for additional future capital, which may not be available in a timely manner or at all; as well as a description of other risks and uncertainties affecting Helix and its business, as contained in news releases and filings with the Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or Helix’s anticipated future results. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation, except as required by law, to update any forward-looking statement should those beliefs, assumptions or expectations, or other circumstances change.